UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

LegalPlay Entertainment, Inc. (Name of Issuer)
COMMON STOCK (Title of Class of Securities)
524650-10-8 (CUSIP Number)
UNINET TECHNOLOGIES INC.
SUITE 212, 1166 ALBERNI STREET
VANCOUVER, BRITISH COLUMBIA, CANADA V6E 3Z3
604.648.2090
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 29, 2004 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 524650-10-8

1.	Names of Reporting Persons. UNINET TECHNOLOGIES INC. I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization CANADA (UNINET TECHNOLOGIES INC.)

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,592,500 COMMON SHARES

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 7,592,500 COMMON SHARES

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,592,500 COMMON SHARES

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 22.9%

14.	Type of Reporting Person CO
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SCHEDULE 13D
CUSIP No. 524650-10-8

1.	Names of Reporting Persons. MICHAEL JACKSON I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization CANADIAN (MICHAEL JACKSON)

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,592,500 COMMON SHARES

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 7,592,500 COMMON SHARES

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,592,500 COMMON SHARES

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 22.9%

14.	Type of Reporting Person CO
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Item 1. Security and Issuer

         This Statement relates to Common Shares, with par value of $0.01, of LegalPlay Entertainment Inc. (the "Issuer"). The principal executive offices of the Issuer are located at Suite 201, 1166 Alberni Street, Vancouver, British Columbia, Canada V6E 3Z3.

Item 2. Identity and Background.

(a)	Name: Michael Jackson

(b)	Residence or business address: Suite 212, 1166 Alberni Street, Vancouver, British Columbia CANADA V6E 3Z3

(c)	Present Principal Occupation or Employment: Mr. Jackson is not an officer or director of the Issuer.

(d)	Criminal Conviction: During the last five years, Mr. Jackson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Court or Administrative Proceedings:  During the last five years, Mr. Jackson has not been and is not now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Mr. Jackson is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration:

         Of the 7,592,500 Common Shares of the Issuer acquired by Mr. Jackson in the transaction(s) giving rise to the obligation to file this report, 7,000,000 Common Shares of the Issuer are owned directly and indirectly by Mr. Jackson, through Uninet Technologies Inc., a company wholly controlled by Mr. Jackson.

         Of the 7,592,500 Common Shares of the Issuer directly and indirectly acquired by Mr. Jackson, 7,000,000 Common Shares were issued to him without the payment of any additional consideration as part of a debt settlement agreement with Uninet Technologies Inc. of US$70,000.00 which was applied towards the total debt owing to the company.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

         On December 29th 2004, Mr. Jackson acquired 7,000,000 Common Shares in the Issuer indirectly through Uninet Technologies Inc. Following the issuance of the 7,000,000 Common Shares of the Issuer on December 29th 2004, which transaction gave rise to the obligation to file this report, Mr. Jackson owned a total of 7,592,500 Common Shares of the Issuer directly and indirectly through Uninet Technologies Inc., which transaction gave rise to the obligation to file this report.

         Subject to market and business conditions and other factors, Mr. Jackson, either directly himself or through Uninet Technologies Inc., may purchase additional shares, maintain his present ownership of shares or sell some or all of the shares. At present, Mr. Jackson contemplates that such additional shares, if any, would also be purchased for investment purposes only.

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(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
Not applicable.
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
Not applicable.
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
Not applicable.
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
Not applicable.
(e) Any material change in the present capitalization or dividend policy of the issuer;
Not applicable.
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

Not applicable.
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
Not applicable.
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

Not applicable.
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
Not applicable.
(j) Any action similar to any of those enumerated above.
Not applicable.

Item 5. Interest in Securities of the Issuer.

(a)	The aggregate number and percentage of Issuer Common Shares beneficially owned by Michael Jackson are 7,592,500 and 22.9%, respectively.

(b)	See Items 7 through 10 on the Cover Pages of this Schedule 13D.

(c)	Not applicable.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings, or relationships between Mr. Jackson and any other person with respect to any securities of the Company.

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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 2004
By:	/s/ Michael Jackson Michael Jackson
Uninet Technologies Inc., by its authorized signatory:
By:	/s/ Michael Jackson Michael Jackson
Title:	President

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